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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
                  File No. 132-01854

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The following letter was distributed to CBOT members and membership interest holders on September 21, 2000, and is currently available on the CBOT's intranet sites, MemberNet and OnBoard.

September 21, 2000


Dear Fellow Member,

I want to communicate to you the rationale behind your Board of Directors' adoption of a revised restructuring strategy on August 31, 2000.

We are experiencing a dynamic time in the futures industry. Technology is bringing about violent structural changes in the way we do our business, at a pace that puts stress on every individual and every firm involved. Knowing the CBOT's membership structure is a limiting factor in dealing efficiently in this environment, our restructuring plan was developed in order to have a governance model and business strategy fluid enough to adapt to the competitive challenges we will inevitably face. As confident as we are in our plan, when we see changes in our situation, we must recognize them and be prepared to deal their impact. In an effort to maintain what we've referred to as "first mover advantage," we decided to revise our restructuring strategy.

The differentiating aspect of this new strategy is that the electronic platform ("eCBOT") will now remain a wholly owned subsidiary of the open-outcry company, and not be separated at this time as was originally contemplated by the Board of Directors. This change, more fully explained below, will accomplish two objectives critical to the success of our restructuring effort: (1) it will accelerate the process of demutualizing our exchange, and (2) it will reduce the time needed to actually deliver formal ownership of stock into your hands. The new strategy also addresses a number of factors which have changed since we adopted the original strategy, including increasing competitive pressures in the industry, the evolving condition of the capital markets, further review and analysis regarding the implementation and execution of the separate business plans of the CBOT and eCBOT, and the overall financial status of the CBOT.

ISSUE:  Time to Market
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The demutualization efforts of other domestic and international futures, equity, and options exchanges demonstrate how time to market is critical for the CBOT. Our revised strategy significantly reduces the time to market for the CBOT's demutualization process and subsequent distribution of stock to our members. The revision permits the CBOT to submit the mandatory SEC, CFTC, and IRS applications issuing stock in one company, as opposed to issuing stock in two companies, which will bring about a faster and cleaner approval of our for-profit status. The lengthy and necessary discussions related to separating the two companies at this time will not delay or prolong our demutualization. CBOT members will be able to vote on demutualization sooner, and following approval, CBOT stock can be distributed to our members in an expedited manner. Under the new strategy, we will have the flexibility to continue to evaluate the CBOT ownership structure and consider any number of value-enhancing transactions in the future, such as separation of eCBOT and/or one or more offerings of stock in CBOT or eCBOT to the public.

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ISSUE:  Need to Change Current Governance Structure
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Accelerating our timeframe to demutualize also aids us in achieving a streamlined CBOT governance structure. Our current structure limits the CBOT's ability to make business decisions in a timely manner, impeding our competitive position. Facing the intense competition affecting our market share and overall financial performance, the Board of Directors believes the operation of a for-profit, demutualized structure with a smaller Board will insure both quick decisions and clear accountability. Equally important, the eCBOT management and Board of Directors must be able to operate on a competitive basis with significant independence. This independence is crucial if the eCBOT is to attract investor funding, as well as make business decisions that maximize the return on its technology assets that you, the CBOT membership, have paid for.

ISSUE: Structural Flexibility
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This new strategy will enable the eCBOT and CBOT to be operated independently and in a competitive manner while allowing the companies to share certain resources and infrastructure. Also, as a for-profit company following the demutualization, the CBOT would have the flexibility to continue to evaluate the CBOT ownership structure and to consider any number of value-enhancing transactions in the future, such as one or more offering of shares of stock in the for-profit CBOT and/or eCBOT to the public and/or a separation of the two companies. Under the new strategy, the CBOT will have discretion as to if, when and how it might propose to separate eCBOT from it so as to maximize value for CBOT member stockholders.

In 1999, your Board of Directors made a commitment to seek out and pursue the most rational and effective restructuring strategy. We recognized the necessity of restructuring then, and it is clearly the case now that our future hinges on the successful completion of the CBOT's restructuring process. The revised strategy adopted by your Board of Directors significantly improves our ability to reach that final goal: a competitive, disciplined, focused company, delivering maximum value to its owners in terms of business performance and returns to shareholders.

                                                Sincerely,

                                                /s/ David P. Brennan
                                                -----------------------
                                                David P. Brennan



We urge CBOT members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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The following remarks were given by the Chairman of the Board at a meeting of the National Grain Trade Council on September 21, 2000.

           REMARKS FOR DAVID BRENNAN, CHAIRMAN, CHICAGO BOARD OF TRADE
                  NATIONAL GRAIN TRADE COUNCIL ANNUAL MEETING
                          THURSDAY, SEPTEMBER 21, 2000

Good afternoon. I would like to thank Dan Dye and Roy Henwood for inviting me to speak here today, and I want to thank the members of the National Grain Trade Council for the positive working relationship that exists between our two organizations.

I appreciate being given the opportunity to share with you the many changes we are currently experiencing at the Chicago Board of Trade, and the changes are momentous. On August 27th, we launched our new electronic trading platform as part of our business alliance with Eurex, the Swiss-German electronic futures exchange. We have a restructuring strategy that, once our members approve later this year, is designed to allow the exchange to be run more like a business so we can continue to provide the best open outcry and electronic markets for our customers -- and let them decide where they want to put their business, as long as we can keep it in Chicago. We also are continuing our push in Washington for regulatory relief through the reformation of the Commodity Exchange Act. By achieving these initiatives, the CBOT will continue to expand its role as an innovative leader in the risk management sector.


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As we go forward, the futures industry finds itself at a crossroads. Two significant developments are directly affecting the industry: globalization and technology. As a result, cash and futures markets are converging and exchanges are reinventing themselves.

As a soybean trader who does his work both in the pit and on the screen, I watch the market every day and track the developments of the global futures industry. Many of you may be aware of the threats facing the CBOT, as many of our large customers have attempted to become our competitors by leveraging technology. To date, those attempts have not been successful. However, we will not take them for granted and we cannot afford to rest on our laurels.

In fact, many believe that the exchanges will see significant competitive threats from electronic cash market exchanges, called e-marketplaces, who, in the not too distant future will offer futures and options on their respective platforms.

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If one were to look into the crystal ball of our industry you could potentially see consolidation and the formation of strategic partnerships between exchanges, major cash market e-marketplace order flow providers, information content providers, commerce service providers, and technology service providers.

On every front, technology is leading exchanges and customers to change the way they do business. Just ten years ago, electronic trading accounted for 7% of global futures and options volume. In 1999, nearly 40% of all global futures trading was electronic. Exchanges are investing heavily in electronic trading and will eventually use e-commerce to extend it.

While the CBOT experienced great success with Project A, our first electronic trading system, it became increasingly apparent that we needed a more robust and reliable system that could broaden the distribution of our products and also enable us to trade up to 100% of our volume electronically, if needed.

On August 27th, the Chicago Board of Trade and Eurex, the world's largest electronic futures exchange, embraced this change by launching a new

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trading platform called a/c/e, the first electronic trading network of its scale in the world. The proven Eurex technology and its existing global distribution network will be the gateway for expanded access to CBOT and Eurex products for market users, bringing significant benefits to our members and customers through increased global trading opportunities. Through this alliance traders will have one screen, but access to all of the products on the world's top two futures exchanges.

The level of trading volume thus far has met our expectations, as CBOT members participated in trading from the U.S., Germany, France, and the United Kingdom. The excitement and enthusiasm for a/c/e was felt immediately following its launch. In fact, we reached over 1 million contracts in just 12 trading days.

As of yesterday, total trading volume on the system was 1,605,085 contracts. Of this total, 23,222 contracts have been traded in the agricultural markets. And, on average, daily trading volume for the first 17 days of trading on a/c/e totaled 1,451 agricultural contracts.

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In the financial markets, average daily volume for the first 17 trading days has been 92,922 contracts, compared with average daily volume of 31,343 contracts during the final week of trading on Project A.

Our customers and members have embraced this new platform as 15% -20% of the volume in our bellwether financial product, the U.S. Treasury Bond futures contract, already is on a/c/e.

At the launch, 84 CBOT members and member firms were immediately able to trade all CBOT products on the a/c/e platform. They access the system through a wide-area communication network (WAN) from 107 locations worldwide. The second phase of the alliance, scheduled for launch in the fourth quarter of this year, will include an additional 60 to 80 firms currently in the process of signing on to the new system. An aggressive plan also is in the works to increase access points through 2001, including 210 new additional connections in key financial centers around the world.

We also are working hard to incorporate new technology enhancements in our open outcry markets in the move toward a paperless trading floor. Through e-openoutcry.com, our new browser-based order entry system,

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clearing firms have the ability to allow customers to send orders directly from the a/c/e trading screen to our members in the pit.

One year ago, only 5% of agricultural orders were routed electronically. Today, 38% of all non-spread agricultural futures orders are routed through the electronic order routing system; 36% of all corn futures orders; 80 percent of all oat futures orders; and 27% of all wheat orders are routed through our electronic order routing system. On a peak day, 4 out of every 10 orders are routed electronically. Customers receive trade confirmations for market orders in less than one minute. Electronic order routing decreases errors and, therefore, risk. And, out-trade risk has been reduced by 40% for firms using electronic order routing.

Our member firms connect their customers directly to our members in the trading pits. And new technology, including handheld devices, will make electronic order routing even more efficient. All of this is being done in the name of improving the efficiency of order flow in and out of our open outcry trading pits, so that we can improve the level of customer satisfaction, and in turn the level of business our customers provide to the Chicago Board of Trade.

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Another CBOT strategic initiative is the adoption of a for-profit structure, or demutualization, that will better prepare us to deal with competitive threats and maintain our global leadership position in a technology-advanced marketplace.

In June, CBOT members, at my urging, overwhelmingly approved the first step in our restructuring plan that shortly thereafter resulted in reincorporation of the Board of Trade, from an Illinois not-for-profit company to a Delaware not-for-profit entity.

And last month the CBOT Board of Directors unanimously adopted a revised restructuring strategy under which the electronic CBOT, called eCBOT, will remain a wholly owned subsidiary of the for-profit open outcry company. Although it will be a CBOT subsidiary, the plan is to operate the eCBOT on an independent and competitive basis with significant autonomy for eCBOT's management.

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CBOT members will receive shares of stock in the new for-profit CBOT. However, in contrast to the original strategy, CBOT members will not receive stock in eCBOT as part of the transaction at this time. The new for-profit CBOT will continue to operate eCBOT as a subsidiary, but will have the flexibility in the future to decide to separate the company from the new eCBOT and/or conduct an initial public offering of eCBOT. Completion of the revised restructuring plan is subject to membership approval, and receipt of various regulatory clearances.

I am committed to restructuring, and I am committed to devoting the time, energy, and resources to make sure that the CBOT and its members are positioned to compete here or elsewhere in the world. Restructuring will allow us to continue to make deliberate business decisions, decisions that will maximize our shareholders' value and allow the Exchange to prosper financially.

While technology and globalization provide new opportunities and cause us to change the way we do business, there is one thing which has not changed. And that is the idea of customer service and market integrity.

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Our exchange is consistently reaching out and communicating with our customers every day. We will continue to seek your input on issues related to product performance and new product design such as was done with the development and implementation of the new Illinois Waterway Delivery System for Corn and Soybeans. As you know, we have been closely monitoring the performance of the IWDS system, and on Tuesday our Board of Directors approved a package of changes that will simplify and improve the performance of this new delivery system.

We recently redesigned our website to offer global investors increased access to exchange market data, information and services. The new site, located at www.cbot.com, provides a sneak peek at the exchange's future e-commerce capabilities.

A salient feature of the new site will be `snapshot' quotes on all CBOT products, which we believe will be a boon for the growing number of individual investors using the site. With this move, the CBOT becomes the first futures exchange to offer its `snapshot' data direct to users. And, for the value-added service, the CBOT will charge users a nominal monthly subscription fee of $10.

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Today, it is not enough to simply list contracts and say, "come here and trade."
The Chicago Board of Trade is more than that. We are innovative. We are proactive. Our objective is to use our competitive advantages to overcome global challenges by continuing our steadfast pursuit of unparalleled customer service.

I would now like to talk briefly about the new regulatory framework the Commodity Futures Trading Commission currently is undertaking and its impact on our markets.

For many years, the Board of Trade has urged the Commission to take meaningful action to streamline and modernize its regulatory regime in order to afford fair even-handed treatment to exchange and exchange markets in derivatives. For many years, the Board of Trade has testified before the Commission and Congress that the differences between swaps markets and futures markets have become increasingly blurred, with the same market participants trading substantially similar products under distinctly dissimilar regulatory structures.

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We applaud the Commission's efforts, particularly those of Chairman Bill Rainer, to complement regulatory reform legislation now pending in the House and Senate. The Board of Trade is hopeful that legislation will be enacted this year, addressing many of the issues covered by the Commission's proposal. In fact, the Commission's proposal has served well as a blueprint in many respects for that legislation.

Whether legislative or administrative in nature, we look forward to working with Chairman Rainer and the Commission to effect regulatory relief for U.S. futures exchanges. We envision a true working partnership with the Commission in which we both strive to achieve common self-regulatory goals without imposing undue government oversight. We view the Commission's proposal as an important step in that process.

Our members are the best traders in the world. We have an unbeaten tradition of excellence that goes back four or five generations. The liquidity provided by our members is unmatched.

Our technology is first-rate - whether for a/c/e, our new electronic trading platform, or for electronic order routing to our trading floors.


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Our commitment to customer service is unquestionable. Where is the industry going? Nobody can predict the future. But any good businessman can tell you the leader will give customers what they want at the best price.

Right now, that's the Chicago Board of Trade. And we intend to keep it that way.

Thank you.


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We urge CBOT members and membership interest holders to read the Registration
Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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